

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

April 4, 2017

<u>Via E-Mail</u>
Mr. Ted E. Holmes
Executive Vice President and Chief Financial Officer
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, ND 58702-1988

  **Re: Investors Real Estate Trust
    Form 10-K
    Filed on June 29, 2016
    File No. 001-35624**

Dear Mr. Holmes:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Wilson K. Lee

        Wilson K. Lee
        Senior Staff Accountant
        Office of Real Estate and
        Commodities